Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC. Some factors that could affect the acquisition include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains the text of the Marathon Ashland Petroleum LLC fact sheet that was distributed with Marathon Oil Corporation’s press release on March 19, 2004, announcing Marathon’s proposed acquisition of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

MARATHON ASHLAND PETROLEUM LLC (MAP)
KEY FACTS

MAP headquarters:
539 S. Main St., Findlay, Ohio 45840

MAP refineries — total crude capacity 948,000 barrels per day (bpd)
(5th largest in U.S. with 6% of total U.S. refining capacity)

▶	Garyville, La. Capacity: 245,000 bpd

▶	Catlettsburg, Ky. Capacity: 222,000 bpd

▶	Robinson, Ill. Capacity: 192,000 bpd

▶	Detroit, Mich. Capacity: 74,000 bpd

▶	Canton, Ohio Capacity: 73,000 bpd

▶	Texas City, Texas Capacity: 72,000 bpd

▶	St. Paul Park, Minn. Capacity: 70,000 bpd

MAP Terminals, Transport and Marine:

▶	88 light product and asphalt terminals

▶	175 truck loading racks

▶	185 owned or leased trucks

Marathon Brand Marketing:

Approximately 3,900 outlets in 16 states including, Alabama, Florida, Georgia, Illinois, Indiana, Kentucky, Michigan, Minnesota, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Wisconsin.

Speedway SuperAmerica LLC:

Wholly-owned retail arm with approximately 1,800 locations in 9 states including Illinois, Indiana, Kentucky, Michigan, Minnesota, Ohio, South Dakota, West Virginia and Wisconsin.

Pilot Travel Centers LLC:

50/50 joint venture between MAP and Pilot Corporation. Largest travel center business in the United States with approximately 260 locations in 34 states.

Marathon Ashland Pipe Line LLC (MAPL):

Owns, operates, leases or has an ownership interest in more than 8,000 miles of pipeline.

Key Operating Statistics (for year ending December 31, 2003):

Average Refinery Runs (thousands of barrels per day) Crude Oil Refined	917
Other Charge and Blend Stocks	138
Total	1,055

Crude oil capacity utilization rate	98%

Key Refined Product Yields (thousands of barrels per day) Gasoline	567
Distillates	283
Asphalt (Largest asphalt producer in the U.S.)	71

Refined Product Sales Volumes (thousands of barrels per day)	1,357

Total RM&T Revenue for year ended 12-31-2003 (millions)	$34,500
Total RM&T Operating Income for year ended 12-31-2003 (millions)	$770